SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 25, 2010

Date, Time and Place: October 25, 2010, at 06:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). Attendance: All the members of the Board of Directors of the Company. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Junior, who invited me, Henrique Constantino, to act as secretary of the meeting. Agenda: To decide on: (a) the receive of the resignation of Mr. FERNANDO ROCKERT DE MAGALHÃES from the office of Vice-President Officer of the Company; and (b) the election of the new Vice-President Officer of the Company. Resolutions: After the necessary explanations were provided, the following resolutions were passed by unanimous vote: (a) the receive of the resignation of Mr. FERNANDO ROCKERT DE MAGALHÃES from the office of Vice-President Director of the Company, causing the thanks of the Board of Directors for his valuable contribution to the growth of the Company; and (b) the election of Mr. ADALBERTO CAMBAUVA BOGSAN, Brazilian, married, business administrator, bearer of Identity Card R.G. nº 15.416.522 SSP/SP and enrolled with the CPF under no. 069.371.118-35, domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, São Paulo, SP, for the office of Vice-President Officer, with term of office until the next election of the Board of Executive Officers. The officer now elected declares, in accordance with the provisions in Article 147, paragraphs 1 and 2 of Law no. 6404/76, as amended, that he has not been charged of any of the crimes provided for in the Law which could prevent him from exercising business activities. The Officer now elected shall take office as of today upon signing the Term of Investiture, to be drawn-up in the Book of Minutes of the Board of Directors’ Meetings. Adjournment of the Meeting and Drawing-up of the Minutes: Upon the floor being offered to whom might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for drawing-up these minutes, which, upon the reopening of the meeting, were read, checked and signed by Chairman and by the Secretary. I certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

São Paulo, October 25, 2010.

_____________________________ Constantino de Oliveira Junior Chairman	_____________________________ Henrique Constantino Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.